UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-31221

Total number of pages: 5

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: September 16, 2015	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	DOCOMO to Offer Kake-hodai Light Plan

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

September 16, 2015

DOCOMO to Offer Kake-hodai Light Plan

TOKYO, JAPAN, September 16, 2015—NTT DOCOMO, INC. announced today that it will begin offering “Kake-hodai Light PlanTM,” a new basic plan under the “Kake-hodai & Pake-aeruTM” billing plan which allows subscribers to make unlimited domestic voice calls1 under five minutes at a monthly flat rate of 1,700 yen, from Friday, September 25.

The new billing plan will allow customers to casually enjoy flat-rate domestic calls because it enables them to make unlimited number of calls under five minutes at 1,700 yen per month. Voice calls longer than five minutes will incur a 20 yen charge for every 30 seconds. For customers subscribing to “Family Discount,” however, voice calls between family members will be free of charge even if they are longer than five minutes.

The new billing plan will be available to any DOCOMO XiTM (LTE) users subscribing to applicable “Packet Packs2.”

“Kake-hodai & Pake-aeru” Basic Plans	Monthly Rate (2-year contract)	Voice Call Fee (Domestic voice calls1)

Kake-hodai Light Plan	1,700 yen[3]

-Voice call under 5 minutes:

  free of charge (unlimited voice calls)

-Voice call longer than 5 minutes:

  20 yen per 30 seconds

(calls between family members subscribing to “Family Discount” are free of charge)

Kake-hodai Plan (Smartphone/Tablet)	2,700 yen	Free of charge (unlimited voice calls)

Please see the attachment for more details about the billing plan.

1	Voice calls to some other companies’ phone numbers, including ones that start with 0180 or 0570, are not included.
2	Data M packTM, Data L packTM, Share packTM 15 thru 30, and Business share packTM 15 thru 3000 will be applicable. For the main-line subscribers in applicable “Packet Packs”, the secondary-line subscribers will also be applicable.
3	A monthly rate of 3,200 yen will be applied without a 2-year contract.

Prices in this press release do not include tax, unless otherwise noted.

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 67 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit www.nttdocomo.co.jp/english.

Kake-hodai Light Plan, Kake-hodai & Pake-aeru, Xi, Data M pack, Data L pack, Share pack and Business share pack are trademarks of NTT DOCOMO, INC.

Xi is only available to subscribers in Japan.

All other trademarks are the property of their respective owners.

Attachment

Overview of “Kake-hodai Light Plan”

1. Applicable customers

Any DOCOMO XiTM (LTE) users subscribing to applicable “Packet Packs” or using the secondary line of applicable Share packs.

2. Monthly charges

1,700 yen

Fee chart

Basic Plan	Applicable Packet Pack	Data Quota	Internet	Charges	Notes
Kake-hodai Light Plan 1,700 yen	Data M pack 5,000 yen	5GB	sp-modeTM 300 yen	7,000 yen	—
	Data L pack 6,700 yen	8GB		8,700 yen
	Share pack 15 12,500 yen	15GB		14,500 yen	Secondary-line subscriber also applicable
	Share pack 20 16,000 yen	20GB		18,000 yen
	Share pack 30 22,500 yen	30GB		24,500 yen

*	For “U25 Ouen WariTM (Discount)” customers, only the bonus packet of 1GB/month will be applicable. (500 yen basic monthly charge discount will not be applied)

Fee when discount campaigns are applied

Discount Campaigns	Kake-hodai Light Plan Fee
	Before Discount	Discount Rate	After Discount
Change to DOCOMO Discount	1,700 yen	-1,350 yen	350 yen
Hikari Sumaho WariTM (Hikari Smartphone Discount)		-350 yen	1,350 yen
U25 Ouen Toku WariTM (Special Discount)		-850 yen	850 yen
Smartphone Beginner Discount for Seniors		-850 yen	850 yen

3. Launch date

Friday, September 25, 2015

Prices in this press release do not include tax, unless otherwise noted.

Xi, sp-mode, U25 Ouen Wari, Hikari Sumaho Wari, and U25 Ouen Toku Wari are trademarks of NTT DOCOMO, INC.

Xi and sp-mode are only available to subscribers in Japan.

All other trademarks are the property of their respective owners.